Secure Financial Transactions — Any Time, Any Place

August 5, 2009

VIA EDGAR AND FACSIMILE

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-31648

Dear Mr. Dobbie:

We have reviewed your comment letter dated July 23, 2009 regarding our response filed July 14, 2009 concerning your review of the Form 10-K for the year ended December 31, 2008 filed by Euronet Worldwide, Inc. We respectfully request an extension of 10 business days to respond as our resources are currently dedicated to preparing and filing our Quarterly Report on Form 10-Q. We will provide our response no later than August 20, 2009. Thank you for your consideration.

If you have any questions concerning this request, please do not hesitate to call me at (913) 327-4200.

Sincerely,

/s/ Rick L. Weller
Executive Vice President and Chief Financial Officer

cc: William Friar, Senior Financial Analyst

4601 College Boulevard, Suite 300 • Leawood, KS 66211 USA

Tel: +1-913-327-4200 • Fax: +1-913-327-1921

1